

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
Mr. John Burns
Senior Vice President and Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, NY 10577

> **RE: TAL International Group, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Quarter ended March 31, 2012**
> **Filed April 30, 2012**
> **File No. 1-32638**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 42

Leasing Revenues, page 42

2.   You disclose on page 43 that per diem revenue increased $87.2 million due to an increase in the average number of units on hire. Please enhance your disclosure to quantify the average number of units on hire for each period presented. You also disclose that per diem revenue increased $36.8 million due to higher per diem rates. Please enhance your disclosure to further discuss why you were able to attain higher per diem rates and whether you expect that trend to continue.

Interest and Debt Expense, page 44

3.   Your interest and debt expense increased $26.4 million, comprised of a $41.0 million increase due to a higher average debt balance and a $14.6 million decrease due to a lower effective interest rate. Please expand your disclosure to quantify the average debt balance for each period presented as well as what the effective interest rates were for each period presented.

Net Loss on Interest Rate Swaps, page 44

4.   Please expand your disclosure to explain why decreases in long-term interest rates decreased the fair value of your interest rate swap contracts.

Liquidity and Capital Resources, page 50

Debt Covenants, page 53

5.   We note that you exclude amortization, net gain or loss on interest rate swaps and certain non-cash charges from EBIT. In addition, you disclose in your Form 8-K filed on April 26, 2012 that you exclude gains and losses on interest rate swaps from EBITDA. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures clearly states that EBIT is defined as "earnings before interest and taxes" and EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." To the extent EBIT and EBITDA are not computed as commonly defined, please revise the titles you use so that they convey this.

Item 15 – Exhibits and Financial Statement Schedules, page 65

Financial Statements

General

6.   Please disclose the changes in the accumulated balances for each component of accumulated other comprehensive (loss). You may present this disclosure on the face of the financial statements or as a separate disclosure in the notes. See FASB ASC 220-10-45-14.

7.   We have the following comments regarding the classification of your leases:
   - Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).
   - Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?
   - Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?
   - Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification?

   Refer to ASC 840-10-25-41 through 69.

Consolidated Balance Sheets, page F-3

8.   We note that your cash and cash equivalents balance sheet line items include restricted cash balances. In order to comply with ASC 230-10-45-4, please separately present your restricted cash balances on your consolidated balance sheet so that the total amounts of cash and cash equivalents at the beginning and end of the period shown in your statement of cash flows are the same amounts as similarly titled line items shown in your consolidated balance sheets as of those dates.

Consolidated Statements of Cash Flows, page F-6

9.   Please help us understand, and expand your disclosures, to explain why realized loss on interest rate swaps terminated prior to their contractual maturities is presented as an adjustment to reconcile net income to net cash provided by operating activities.

Note 2 – Summary of Significant Accounting Policies, page F-7

Fair Value of Financial Instruments, page F-11

10.   Please enhance your disclosure to present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format. Refer to FASB ASC 820-10-50-8.

Form 10-Q for the Quarter Ended March 31, 2012

General

11.   Please address the above comments in your interim filings as well, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash, for

                                        Rufus Decker
                                        Accounting Branch Chief